Exhibit 99.2

Brookfield Property Partners L.P.

Condensed consolidated financial statements (unaudited)

As at March 31, 2015 and December 31, 2014 and

for the three months ended March 31, 2015 and 2014

Brookfield Property Partners L.P.

Condensed Consolidated Balance Sheets

Unaudited (US$ Millions)		As at
	Note	Mar. 31, 2015	Dec. 31, 2014
Assets
Non-current assets
Investment properties	4	$40,567	$41,141
Equity accounted investments	5	13,415	10,356
Participating loan interests	6	589	609
Hotel assets	7	2,453	2,478
Other non-current assets	8	2,743	4,017
Loans and notes receivable	9	207	209
		59,974	58,810
Current assets
Loans and notes receivable	9	108	117
Accounts receivable and other	10	1,382	3,125
Cash and cash equivalents		1,007	1,282
		2,497	4,524
Assets held for sale	11	2,503	2,241
Total assets		$64,974	$65,575

Liabilities and equity
Non-current liabilities
Debt obligations	12	$20,201	$23,879
Capital securities	13	3,540	3,535
Other non-current liabilities		626	646
Deferred tax liabilities		2,739	2,639
		27,106	30,699
Current liabilities
Debt obligations	12	5,972	3,127
Capital securities	13	445	476
Accounts payable and other liabilities	15	1,820	1,753
		8,237	5,356
Liabilities associated with assets held for sale	11	1,239	1,221
Total liabilities		36,582	37,276

Equity
Limited partners	16	6,738	6,586
General partner	16	5	5
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	16,17	13,336	13,147
Limited partnership units of Brookfield Office Properties Exchange LP	16,17	441	470
Interests of others in operating subsidiaries and properties	17	7,872	8,091
Total equity		28,392	28,299
Total liabilities and equity		$64,974	$65,575

See accompanying notes to the condensed consolidated financial statements.

2

Brookfield Property Partners L.P.

Condensed Consolidated Income Statements

Unaudited		Three months ended Mar. 31,
(US$ Millions, except per unit information)	Note	2015	2014
Commercial property revenue	18	$810	$723
Hospitality revenue		270	275
Investment and other revenue	19	69	57
Total revenue		1,149	1,055
Direct commercial property expense	20	327	314
Direct hospitality expense	21	206	213
Interest expense		374	288
Depreciation and amortization	22	36	39
Administration and other expense	23	110	84
Total expenses		1,053	938
Fair value gains, net	24	828	568
Share of net earnings from equity accounted investments	5	264	228
Income before income taxes		1,188	913
Income tax expense	14	179	420
Net income		$1,009	$493

Net income attributable to:
Limited partners		$298	$77
General partner		―	―
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		512	292
Limited partnership units of Brookfield Office Properties Exchange LP		23	3
Interests of others in operating subsidiaries and properties		176	121
		$1,009	$493
Net income per LP Unit:
Basic	16	$1.06	$0.67
Diluted	16	$1.02	$0.67

See accompanying notes to the condensed consolidated financial statements.

3

Brookfield Property Partners L.P.

Condensed Consolidated Statements of Comprehensive Income

Unaudited		Three months ended Mar. 31,
(US$ Millions)	Note	2015	2014
Net income		$1,009	$493
Other comprehensive (loss) income:	26
Foreign currency translation		(493)	35
Cash flow hedges		(46)	(45)
Available-for-sale securities		1	(1)
Equity accounted investments		2	―
Total other comprehensive (loss) income		(536)	(11)
Total comprehensive income		$473	$482
Comprehensive income attributable to:
Limited partners
Net income		$298	$77
Other comprehensive (loss) income		(125)	(3)
		173	74
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net income		512	292
Other comprehensive (loss) income		(215)	(10)
		297	282
Limited partnership units of Brookfield Office Properties Exchange LP
Net income		23	3
Other comprehensive (loss) income		(10)	―
		13	3
Interests of others in operating subsidiaries and properties
Net income		176	121
Other comprehensive (loss) income		(186)	2
		(10)	123
Total comprehensive income		$473	$482

See accompanying notes to the condensed consolidated financial statements.

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Brookfield Property Partners L.P.

Condensed Consolidated Statements of Changes in Equity

	Limited partners				General partner				Non-controlling Interests
Unaudited (US$ Millions)	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Limited partners equity	Capital	Retained earnings	Accumulated other comprehensive (loss) income	General partner equity	Redeemable /exchangeable and special limited partnership units	Limited partnership units of Brookfield Office Properties Exchange LP	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec. 31, 2014	$5,612	$1,010	$125	$(161)	$6,586	$4	$1	$-	$5	$13,147	$470	$8,091	$28,299
Net income	-	298	-	-	298	-	-	-	-	512	23	176	1,009
Other comprehensive income (loss)	-	-	-	(125)	(125)	-	-	-	-	(215)	(10)	(186)	(536)
Total comprehensive income (loss)	-	298	-	(125)	173	-	-	-	-	297	13	(10)	473
Distributions	-	(68)	-	-	(68)	-	-	-	-	(116)	(5)	(203)	(392)
Issuance / repurchase of interest in
operating subsidiaries	7	-	-	-	7	-	-	-	-	11	-	(6)	12
Exchange of exchangeable units	41	-	(1)	-	40	-	-	-	-	(3)	(37)	-	-
Balance as at Mar. 31, 2015	$5,660	$1,240	$124	$(286)	$6,738	$4	$1	$-	$5	$13,336	$441	$872	$28,392

Balance as at Dec. 31, 2013	$2,470	$62	$-	$(4)	$2,528	$4	$-	$-	$4	$11,092	$-	$11,366	$24,990
Net income	-	77	-	-	77	-	-	-	-	292	3	121	493
Other comprehensive income (loss)	-	-	-	(3)	(3)	-	-	-	-	(10)	-	2	(11)
Total comprehensive income (loss)	-	77	-	(3)	74	-	-	-	-	282	3	123	482
Distributions	-	(26)	-	-	(26)	-	-	-	-	(109)	-	(128)	(263)
Issuance / repurchase of interest in
operating subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-
Unit issuance / Reorganization	1,843	-	377	(63)	2,157	-	-	-	-	24	738	(4,142)	(1,223)
Balance as at Mar. 31, 2014	$4,313	$113	$377	$(70)	$4,733	$4	$-	$-	$4	$11,289	$741	$7,219	$23,986

See accompanying notes to the condensed consolidated financial statements.

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Brookfield Property Partners L.P.

Condensed Consolidated Statements of Cash Flows

Unaudited		Three months ended Mar. 31,
(US$ Millions)	Note	2015	2014
Operating activities
Net income		$1,009	$493
Share of equity accounted earnings, net of distributions		(186)	(163)
Fair value (gains) losses, net	24	(828)	(568)
Deferred income tax expense	14	165	393
Depreciation and amortization	22	36	39
Working capital and other		(111)	(173)
		85	21
Financing activities
Debt obligations, issuance		1,254	2,657
Debt obligations, repayments		(1,493)	(803)
Non-controlling interests, issued		276	673
Non-controlling interests, purchased		(208)	(1,335)
Distributions to non-controlling interests in operating subsidiaries		(197)	(148)
Distributions to limited partnership unitholders		(68)	(26)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(116)	(109)
Distributions to holders of Brookfield Office Properties Exchange LP units		(5)	―
		(557)	909
Investing activities
Investment properties and subsidiaries, proceeds of dispositions		415	377
Investment properties and subsidiaries, investments		(618)	(352)
Investment in equity accounted investments		(1,621)	(22)
Proceeds from sale of equity accounted investments and participating loan notes		15	133
Financial assets, proceeds of dispositions		3	3
Financial assets, acquisitions		―	(1,021)
Foreign currency hedges of net investments		297	―
Other property, plant and equipment, investments		(3)	(5)
Restricted cash and deposits		1,735	(101)
		223	(988)
Cash and cash equivalents
Net change in cash and cash equivalents during the period		(249)	(58)
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		(26)	(5)
Balance, beginning of period		1,282	1,368
Balance, end of period		$1,007	$1,305

Supplemental cash flow information
Cash paid for:
Income taxes		$27	$33
Interest (excluding dividends on capital securities)		$311	$247

See accompanying notes to the condensed consolidated financial statements.

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Brookfield Property Partners L.P.

Notes to Condensed Consolidated Financial Statements

NOTE 1. Organization and NATURE OF THE Business

Brookfield Property Partners L.P. (“BPY” or the “partnership”) was formed as a limited partnership under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated on August 8, 2013. BPY is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management” or the “parent company”) and is the primary entity through which the parent company and its affiliates own, operate, and invest in commercial and other income producing property on a global basis.

The partnership’s sole material asset at March 31, 2015 is a 37% managing general partnership unit interest in Brookfield Property L.P. (the “operating partnership”), which holds the partnership’s interest in commercial and other income producing property operations. The partnership’s limited partnership units (“BPY Units” or “LP Units”) are listed and publicly traded on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbols ‘‘BPY’’ and ‘‘BPY.UN’’, respectively.

The registered head office of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

NOTE 2. Summary of significant accounting policies

a)	Statement of compliance

The interim condensed consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, have been omitted or condensed.

These condensed consolidated financial statements as of and for the three months ended March 31, 2015 were approved and authorized for issue by the Board of Directors of the partnership on April 29, 2015.

b)	Basis of presentation

The interim condensed consolidated financial statements are prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2014. Consequently, the information included in these interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the partnership’s annual report on Form 20-F for the year ended December 31, 2014.

The interim condensed consolidated financial statements are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented in accordance with IFRS. The results reported in these interim condensed consolidated financial statements should not necessarily be regarded as indicative of results that may be expected for the entire year.

The interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. Dollars rounded to the nearest million unless otherwise indicated.

c)	Estimates

The preparation of the partnership’s interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the partnership’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Summary of Significant Accounting Policies, to the partnership’s consolidated financial statements for the year ended December 31, 2014 and have been consistently applied in the preparation of the interim condensed consolidated financial statements as of and for the three months ended March 31, 2015.

NOTE 3. BUSINESS ACQUISITIONS AND COMBINATIONS

The partnership accounts for business combinations using the acquisition method of accounting under IFRS 3, Business Combinations (“IFRS 3”), pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition. Financial results of each transaction are included within the partnership’s condensed consolidated statements of income from the dates of each acquisition.

During the three months ended March 31, 2015, the purchase price allocation for the acquisition of Capital Automotive Real Estate Services Inc. (“CARS”) completed in October 2014 was finalized. No material changes were made to the provisional purchase price allocation disclosed in the December 31, 2014 audited consolidated financial statements.

In addition, as of the date the March 31, 2015 condensed consolidated financial statements were approved for issuance, the partnership was still in the process of reviewing the purchase price allocation for the acquisition of office parks in India (“Candor Office Parks”), which was acquired in November 2014. Accordingly, the acquired assets and assumed liabilities are still being carried on a provisional basis on the partnership’s consolidated balance sheet and may be adjusted retrospectively in future reporting periods in accordance with IFRS 3. There were no material business combinations or acquisitions completed during the three months ended March 31, 2015.

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NOTE 4. INVESTMENT PROPERTIES

The following table presents a roll forward of investment property balances, all of which are considered Level 3 within the fair value hierarchy, for the three months ended March 31, 2015 and the year ended December 31, 2014:

	Three months ended Mar. 31, 2015			Year ended Dec. 31, 2014
	Commercial Properties	Commercial Developments	Total	Commercial Properties	Commercial Developments	Total
(US$ Millions)
Balance, beginning of period	$37,789	$3,352	$41,141	$31,679	$2,474	$34,153
Additions resulting from:
Property acquisitions	93	2	95	8,080	26	8,106
Capital expenditures	189	305	494	821	881	1,702
Property dispositions(1)	(54)	(14)	(68)	(2,512)	(200)	(2,712)
Fair value gains, net	520	126	646	2,781	289	3,070
Reclassifications to assets held for sale	(587)	(31)	(618)	(2,173)	―	(2,173)
Foreign currency translation	(1,015)	(153)	(1,168)	(1,026)	(150)	(1,176)
Other changes	85	(40)	45	139	32	171
Balance, end of period	$37,020	$3,547	$40,567	$37,789	$3,352	$41,141
(1)	Property dispositions represent the carrying value on date of sale.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows, or where appropriate, normalized cash flows. In determining the appropriateness of the methodology applied, the partnership considers industry standards for the valuation methodologies used in each of our operating segments. See table below for further information on what valuation method the partnership uses for its asset classes.

Where available, the partnership determines the fair value of commercial properties based on recent sales of similar properties in the same location and condition and subject to a similar leasing profile. Where comparable current sales in an active market do not exist, the partnership considers information from a variety of sources, including: i) either of the two accepted income approaches described above; ii) recent prices of similar properties in less active markets, with adjustments to reflect any change in economic conditions since the date of the observed transactions that occurred at those prices, including market rents and discount or capitalization rates; and iii) current prices in an active market for properties of a different nature, condition or location, including differences in leasing and other contracts. In certain cases, these sources will suggest different conclusions about the fair value of an investment property. In such cases, the partnership considers the reasons for any such differences in validating the most reliable estimate of fair value. Giving consideration to the unique characteristics of each property, the most reliable estimate of fair value is generally derived by one of the two accepted income approaches.

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

In accordance with its policy, the partnership measures and records its commercial properties and developments using valuations prepared by management. The partnership does not measure or record its properties based on valuations prepared by external valuation professionals. The key valuation metrics for the partnership’s consolidated commercial properties and equity accounted investments are presented in the following tables below on a weighted-average basis:

		Mar. 31, 2015			Dec. 31, 2014
Consolidated Properties	Primary valuation method	Discount Rate	Terminal Capitalization Rate	Investment Horizon (yrs.)	Discount Rate	Terminal Capitalization Rate	Investment Horizon (yrs.)

Office
United States	Discounted cash flow	7.1%	5.8%	10	7.1%	5.9%	10
Canada	Discounted cash flow	6.3%	5.6%	11	6.3%	5.6%	11
Australia	Discounted cash flow	8.1%	6.5%	10	8.3%	6.8%	10
Europe	Discounted cash flow	6.2%	5.1%	10	6.8%	5.1%	10
Brazil	Discounted cash flow	9.0%	7.5%	10	8.5%	7.5%	10
Retail
Brazil	Discounted cash flow	9.2%	7.3%	10	9.2%	7.1%	10
Industrial	Discounted cash flow	7.8%	7.2%	10	7.9%	7.3%	10
Multifamily(1)	Direct capitalization	5.0%	n/a	n/a	5.4%	n/a	n/a
Triple Net Lease(1)	Direct capitalization	6.3%	n/a	n/a	6.6%	n/a	n/a
(1)	The valuation method used to value multifamily and triple net lease properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

8

		Mar. 31, 2015			Dec. 31, 2014
Equity Accounted Investments	Primary valuation method	Discount Rate	Terminal Capitalization Rate	Investment Horizon (yrs.)	Discount Rate	Terminal Capitalization Rate	Investment Horizon (yrs.)

Office
United States	Discounted cash flow	6.3%	5.3%	9	6.4%	5.4%	9
Australia	Discounted cash flow	8.1%	6.8%	10	8.3%	7.0%	10
Europe	Discounted cash flow	5.5%	5.2%	10	n/a	n/a	n/a
Retail
United States	Discounted cash flow	7.5%	5.8%	10	7.4%	5.8%	10
Industrial	Discounted cash flow	7.3%	6.6%	10	7.2%	6.6%	10
Multifamily(1)	Direct capitalization	5.5%	n/a	n/a	5.5%	n/a	n/a
(1)	The valuation method used to value multifamily investments is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

NOTE 5. EQUITY ACCOUNTED INVESTMENTS

The partnership has investments in joint arrangements that are joint ventures, as well as investments in associates. Joint ventures hold either portfolios or individual commercial properties and developments that the partnership owns together with co-owners where decisions relating to the relevant activities of the joint venture require the unanimous consent of the co-owners. Associates are entities over which the partnership has significant influence but does not have the ability to exercise control or joint control.

Details of the partnership’s investments in joint ventures and associates, which have been accounted for in accordance with the equity method, are presented as follows:

			Proportion of Ownership Interests/Voting Rights Held by the Partnership		Carrying value
(US$ Millions)	Principal Activity	Principal Place of Business	Mar. 31, 2015	Dec. 31, 2014	Mar. 31, 2015		Dec. 31, 2014
Joint Ventures
Stork HoldCo L.P.(1)	Property holding company	United Kingdom	50%	n/a	$2,864	$	―
245 Park Avenue, New York	Property holding company	United States	51%	51%	746		708
Grace Building, New York	Property holding company	United States	50%	50%	561		538
E&Y Complex, Sydney	Property holding company	Australia	50%	50%	207		218
Republic Plaza	Property holding company	United States	50%	50%	118		112
Other	Various	United States	12%-83%	12%-83%	1,134		1,056
					5,630		2,632
Associates
General Growth Properties, Inc. (“GGP”)	Real Estate Investment Trust	United States	29%	29%	6,888		6,887
Rouse Properties, Inc. (“Rouse”)	Real Estate Investment Trust	United States	34%	34%	418		408
Diplomat Resort and Spa (“Diplomat”)	Property holding company	United States	90%	90%	220		210
Other	Various	Various	23%-49%	23%-49%	259		219
					7,785		7,724
Total					$13,415		$10,356
(1)	Stork HoldCo L.P. (“Stork”) is the joint venture through which the partnership acquired Canary Wharf Group plc (“Canary Wharf”).

During the first quarter of 2015, the partnership acquired an additional 27.6% equity interest in Canary Wharf through the acquisition of Songbird Estates plc, which prior to the transaction owned approximately 69% of Canary Wharf. The partnership completed the transaction through a joint venture, Stork, to which it contributed cash of $1,527 million. The partnership has joint control over Stork and, through Stork, the underlying investment in Canary Wharf, as Stork’s governing documents require that directors appointed by each investor jointly direct the relevant activities. The partnership remeasured its existing 22% interest in Canary Wharf to fair value prior to contributing it to the joint venture, recording approximately $150 million of fair value gains, net, as of March 31, 2015 in the condensed consolidated income statement.

The fair value of the common shares of GGP held by the partnership based on the trading price of GGP common stock as of March 31, 2015 is $7,546 million (December 31, 2014 - $7,183 million). The fair value of the common shares of Rouse held by the partnership based on the trading price of Rouse common stock as of March 31, 2015 is $368 million (December 31, 2014 - $359 million).

There are no quoted market prices for the partnership’s other equity accounted investments.

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The following table presents the change in the balance of the partnership’s equity accounted investments as of March 31, 2015 and December 31, 2014:

(US$ Millions)	Three months ended Mar. 31, 2015	Year ended Dec. 31, 2014
Equity accounted investments, beginning of period	$10,356	$9,281
Additions, net of disposals	3,014	275
Share of net income	264	1,366
Distributions received	(78)	(549)
Foreign exchange	(137)	(44)
Other	(4)	27
Equity accounted investments, end of period	$13,415	$10,356

Summarized financial information in respect of the partnership’s equity accounted investments is presented below:

(US$ Millions)	Mar. 31, 2015	Dec. 31, 2014
Non-current assets	$57,634	$53,626
Current assets	3,900	2,521
Total assets	61,534	56,147
Non-current liabilities	27,387	23,572
Current liabilities	2,641	2,283
Total liabilities	30,028	25,855
Net assets	31,506	30,292
Partnership’s share of net assets	$13,415	$10,356

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Revenue	$1,234	$1,013
Expenses	741	552
Income before fair value gains, net	493	461
Fair value gains, net	128	269
Net income	621	730
Partnership’s share of net earnings	$264	$228

NOTE 6. Participating loan interests

Participating loan interests represent interests in certain properties in Australia that do not provide the partnership with control over the entity that owns the underlying property and are accounted for as loans and receivables and held at amortized cost on the condensed consolidated balance sheets. The instruments, which are receivable from a wholly-owned subsidiary of Brookfield Asset Management, have contractual maturity dates of September 26, 2020 and February 1, 2023, subject to the partnership’s prior right to convert into direct ownership interests in the underlying commercial properties, and have contractual interest rates that vary with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following properties:

(US$ Millions)	Participation interest		Carrying value
Name of property	Mar. 31, 2015	Dec. 31, 2014	Mar. 31, 2015	Dec. 31, 2014
Darling Park Complex, Sydney	30%	30%	$159	$155
IAG House, Sydney	50%	50%	98	103
Bourke Place Trust, Melbourne	43%	43%	161	168
Jessie Street, Sydney	100%	100%	145	153
Infrastructure House, Canberra	100%	100%	26	30
Total participating loan interests			$589	$609

Included in the balance of participating loan interests is an embedded derivative representing the partnership’s right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported through earnings in fair value gains, net on the condensed consolidated statements of income. As of March 31, 2015, the carrying value of the embedded derivative is $57 million (December 31, 2014 - $43 million).

For the three months ended March 31, 2015 and 2014, the partnership recognized interest income on the participating loan interests of $11 million and $14 million, respectively, and fair value gains of $19 million and a loss of $4 million, respectively.

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Summarized financial information in respect of the properties underlying the partnership’s investment in participating loan interests is set out below:

(US$ Millions)	Mar. 31, 2015	Dec. 31, 2014
Non-current assets	$1,967	$2,050
Current assets	33	35
Total assets	2,000	2,085
Non-current liabilities	625	821
Current liabilities	159	20
Total liabilities	784	841
Net assets	$1,216	$1,244

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Revenue	$40	$52
Expenses	18	26
Earnings before fair value gains, net	22	26
Fair value gains (losses), net	57	(4)
Net earnings	$79	$22

NOTE 7. HOTEL ASSETS

Consolidated hotel assets primarily consist of the partnership’s hotel properties received as part of the acquisitions of Paradise Island Holdings Limited (“Atlantis”) and BREF HR, LLC (“Hard Rock Hotel and Casino”). Hotel assets are presented on a cost basis, net of accumulated fair value changes and accumulated depreciation. Accumulated fair value changes include unrealized revaluations of hotel assets using the revaluation method, which are recorded in revaluation surplus as a component of equity, as well as unrealized impairment losses recorded in net income. The partnership determines the fair value of these assets on an annual basis as of December 31 by discounting the expected future cash flows using internal valuations.

The following table presents the change to the components of the partnership’s hotel assets from the beginning of the year:

(US$ Millions)	Mar. 31, 2015	Dec. 31, 2014
Cost:
Balance, beginning of the period	$2,430	$2,569
Net additions (dispositions)	3	(139)
	2,433	2,430
Accumulated fair value changes:
Balance, beginning of the period	426	129
Increase from revaluation	―	302
Provision for impairment	3	(5)
	429	426
Accumulated depreciation:
Balance, beginning of the period	(378)	(266)
Depreciation	(31)	(112)
	(409)	(378)
Total hotel assets	$2,453	$2,478

NOTE 8. OTHER NON-CURRENT ASSETS

The components of other non-current assets are as follows:

(US$ Millions)	Mar. 31, 2015	Dec. 31, 2014
Securities designated as fair value through profit or loss (“FVTPL”)	$673	$1,929
Derivative assets	1,508	1,424
Securities designated as available-for-sale (“AFS”)	144	143
Goodwill	64	78
Other	354	443
Total other non-current assets	$2,743	$4,017

a)	Securities designated as FVTPL

Securities designated as FVTPL are financial assets that are stated at fair value on the condensed consolidated balance sheets, with any gains or losses arising on remeasurement recognized in fair value gains, net on the condensed consolidated statements of income.

Securities designated as FVTPL primarily includes a $500 million investment in convertible preferred equity of China Xintiandi (“CXTD”), an entity whose common equity is wholly-owned by Hong Kong listed developer Shui On Land Limited (“SOL”), and which was made by an indirect subsidiary of the partnership, in which the partnership holds an approximate 31% interest.

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CXTD owns SOL’s portfolio of retail and office properties in Shanghai. The convertible preferred equity in CXTD allows the partnership to elect to convert its investment into a 21% common equity interest in CXTD. Subsequent to the fifth anniversary of the initial investment, SOL has the ability to redeem the partnership’s investment at its discretion through either a cash settlement or by issuing SOL equities with, in either case, a value equivalent to the value of the equity interest in CXTD. In addition to the convertible preference shares, SOL also issued, and the partnership subscribed for 415 million warrants. These warrants provide the partnership with the option of subscribing for one ordinary share of SOL for each warrant.

While the partnership owns more than 20% of the voting power over CXTD and exercises significant influence over the entity, the partnership’s preferred equity interest does not give the partnership an interest in the earnings associated with an ownership interest until exercise of the conversion option. As a result, the partnership has elected to account for and present its investment in CXTD as a financial instrument designated as FVTPL.

At December 31, 2014, securities designated as FVTPL also included the partnership’s 22% common equity interest in Canary Wharf. At March 31, 2015, our interest in Canary Wharf has been included in equity accounted investments on the condensed consolidated balance sheet through our joint venture interest in Stork, as discussed in Note 5, Equity Accounted Investments.

b)	Derivative assets

Derivative assets primarily include the carrying amount of warrants to purchase shares of common stock of GGP in the amount of $1,492 million as of March 31, 2015 (December 31, 2014 – $1,394 million). The fair value of the GGP warrants as of March 31, 2015 was determined using a Black-Scholes option pricing model, assuming a 2.6 year term (December 31, 2014 – 2.9 year term), 55% volatility (December 31, 2014 – 51% volatility), and a risk free interest rate of 0.75% (December 31, 2014 – 1.01%).

c)	Securities designated as AFS

Securities designated as AFS are financial assets that are stated at fair value on the condensed consolidated balance sheets, with any fair value gains or losses recognized in other comprehensive income and reclassified to net income upon sale or impairment.

Securities designated as AFS represent the partnership’s retained equity interests in 1625 Eye Street in Washington, D.C. and Heritage Plaza in Houston, both property holding companies, that it previously controlled and in which it retained a non-controlling interest following disposition of these properties to third parties. The partnership continues to manage these properties on behalf of the acquirer but does not exercise significant influence over the relevant activities of the properties. Included in securities designated as AFS at March 31, 2015 are $106 million (December 31, 2014 - $106 million) of securities pledged as security for a loan payable to the issuer in the amount of $92 million (December 31, 2014 – $92 million) recognized in other non-current financial liabilities.

d)	Goodwill

Goodwill is attributable to a portfolio premium recognized in connection with the historical purchase of the partnership’s Brazilian retail assets. At the time of purchase, the fair value of the portfolio as a whole exceeded that of all portfolio assets. The partnership performs a goodwill impairment test annually by assessing if the carrying value of the cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use. During the three months ended March 31, 2015, the carrying amount of the partnership’s goodwill decreased by approximately $14 million due to foreign currency translation.

e)	Other

Other primarily includes the partnership’s finite-lived intangible assets which are presented on a cost basis, net of accumulated amortization and accumulated impairment losses in the consolidated balance sheets. These intangible assets primarily represent the trademark and licensing assets acquired as part of the acquisitions of Atlantis and Hard Rock Hotel and Casino. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, or whenever there is an indication that the asset may be impaired.

The following table presents a roll forward of the partnership’s finite-lived intangible assets:

(US$ Millions)	Mar. 31, 2015	Dec. 31, 2014
Cost	$409	$409
Accumulated amortization	(63)	(61)
Accumulated impairment losses	(48)	(41)
Intangible assets	$298	$307

NOTE 9. LOANS AND NOTES RECEIVABLE

Loans and notes receivable primarily represents investments in debt instruments secured by commercial and other income producing real property. Loans and notes receivable are financial assets that are carried at amortized cost on the consolidated balance sheets with interest income recognized following the effective interest method on the consolidated statements of income. A loan is considered impaired when, based upon current information and events, it is probable that the partnership will be unable to collect all amounts due for both principal and interest according to the contractual terms of the loan agreement. Loans are evaluated individually for impairment given the unique nature and size of each loan. On a quarterly basis, the partnership’s subsidiaries perform a quarterly review of all collateral properties underlying the loans receivable for each collateralized loan. There is no impairment of loans and notes receivable for the three months ended March 31, 2015.

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NOTE 10. ACCOUNTS RECEIVABLE AND OTHER

The components of accounts receivable and other are as follows:

(US$ Millions)	Mar. 31, 2015	Dec. 31, 2014
Accounts receivable(1)	$519	$478
Restricted cash and deposits	388	2,121
Other current assets	475	526
Total accounts receivable and other	$1,382	$3,125
(1)	See Note 29, Related Parties, for further discussion.

Restricted cash and deposits are considered restricted when they are subject to contingent rights of third parties that prevent the assets’ use for current purposes.

NOTE 11. HELD FOR SALE

Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.

During the first quarter of 2015, the partnership reclassified an office building located at 75 State Street in Boston as well as an industrial development in Europe, to assets held for sale as it is the partnership’s intention to sell a controlling interest in the property to third parties in the next 12 months.

During the fourth quarter of 2014, the partnership reclassified the office properties at Metropolitan Park East & West in Seattle and 151 Yonge in Toronto, to assets held for sale as it is the partnerships’ intention to sell controlling interests in these properties to third parties in the next 12 months. On January 22, 2015, the partnership sold its 25% interest in 151 Yonge Street in Toronto generating net proceeds of C$38 million. In addition, on March 26, 2015, the partnership sold Metropolitan Park East & West in Seattle for $273 million, generating net proceeds of $64 million.

At March 31, 2015, in addition to the properties listed above, the partnership presents 1250 Connecticut Avenue, 650 Massachusetts, 77 K Street, 799 9th Street, 1400 K Street, 1200 K Street, Bethesda Crescent, and Victor Building all of which are located in Washington, D.C., as well as a portfolio of multifamily assets in Virginia, as assets held for sale as it intends to sell controlling interests in these properties to third parties in the next 12 months.

The following is a summary of the assets and liabilities that were classified as held for sale as of March 31, 2015 and December 31, 2014:

(US$ Millions)	Mar. 31, 2015	Dec. 31, 2014
Assets
Investment properties	$2,411	$2,173
Accounts receivables and other assets	92	68
Assets held for sale	2,503	2,241
Liabilities
Debt obligations	1,180	1,165
Accounts payable and other liabilities	59	56
Liabilities associated with assets held for sale	$1,239	$1,221

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NOTE 12. Debt obligations

The partnership’s debt obligations include the following:

	Mar. 31, 2015		Dec. 31, 2014
(US$ Millions)	Weighted- Average Rate	Debt Balance	Weighted- Average Rate	Debt Balance
Unsecured facilities
Brookfield Office Properties’ revolving facility	1.88%	$818	1.86%	$683
Brookfield Office Properties’ senior unsecured notes	4.17%	275	4.17%	299
Brookfield Property Partners’ credit facilities	2.67%	2,646	2.68%	2,711
Brookfield Canada Office Properties’ revolving facility	2.45%	141	2.73%	159

Funds subscription credit facility	1.87%	42	1.88%	504
Subsidiary borrowings	4.33%	134	4.45%	81

Secured debt obligations
Fixed rate	5.18%	12,064	5.18%	12,296
Variable rate	4.33%	11,233	4.38%	11,438
Total debt obligations		$27,353		$28,171

Current		5,972		$3,127
Non-current		20,201		23,879
Debt associated with assets held for sale		1,180		1,165
Total debt obligations		$27,353		$28,171

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by currency are as follows:

(US$ Millions)	Mar. 31, 2015			Dec. 31, 2014
	U.S. Dollars	Local Currency		U.S. Dollars	Local Currency
U.S. Dollars	$21,032		$21,032	$21,490		$21,490
Canadian Dollars	2,455	C$	3,114	2,682	C$	3,116
Australian Dollars	1,745	A$	2,294	1,848	A$	2,261
Brazilian Reais	581	R$	1,863	707	R$	1,877
British Pounds	906		£611	971		£624
Euros	226		€211	280		€231
Indian Rupee	408	Rs	25,430	193	Rs	12,313
Total debt obligations	$27,353			$28,171

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NOTE 13. cAPITAL sECURITIES

The partnership has the following capital securities outstanding as of March 31, 2015 and December 31, 2014:

(US$ Millions, except where noted)	Shares Outstanding	Cumulative Dividend Rate	Mar. 31, 2015	Dec. 31, 2014
Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$526	$524
Series 2	24,000,000	6.50%	512	510
Series 3	24,000,000	6.75%	502	501
Junior Preferred Shares:
Class B	30,000,000	5.75%	750	750
Class C	20,000,000	6.75%	500	500
Brookfield Office Properties Inc. (“BPO”) Class AAA Preferred Shares:
Series G(1)	3,350,000	5.25%	84	85
Series H(1)	7,000,000	5.75%	138	150
Series J(1)	7,000,000	5.00%	138	150
Series K(1)	4,980,000	5.20%	98	107
Brookfield Property Split Corp. (“BOP Split”) Senior Preferred Shares:
Series 1	1,000,000	5.25%	25	25
Series 2	1,000,000	5.75%	20	22
Series 3	998,686	5.00%	20	22
Series 4	1,000,000	5.20%	20	22
Capital Securities – Fund Subsidiaries	―	―	652	643
Total capital securities			$3,985	$4,011

Current			$445	$476
Non-current			3,540	3,535
Total capital securities			$3,985	$4,011
(1)	BPY and its subsidiaries own 1,050,000, 1,000,000, 1,000,000, and 1,020,000 shares of Series G, Series H, Series J, and Series K capital securities as of March 31, 2015, respectively, which has been reflected as a reduction in outstanding shares of the BPO Class AAA Preferred Shares.

Cumulative preferred dividends on the BPO Convertible Preference Shares and BOP Split Senior Preferred Shares are payable quarterly, as and when declared by the Board of Directors of BPO and BOP Split. On May 6, 2015 the Boards of Directors of BPO and BOP Split declared quarterly dividends payable for the BPO Convertible Preference Shares and BOP Split Senior Preferred Shares, respectively.

The Capital Securities – Fund Subsidiaries represent the equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in the fund which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. Capital Securities – Fund Subsidiaries are measured at redemption amount.

At March 31, 2015, capital securities includes $433 million (December 31, 2014 – $473 million) repayable in Canadian Dollars of C$550 million (December 31, 2014 – C$550 million).

NOTE 14. iNCOME tAXES

The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the primary holding subsidiaries of the partnership (“Holding Entities”), any direct or indirect corporate subsidiaries of the Holding Entities and for the impact of deferred tax assets and liabilities related to such entities.

The major components of income tax expense include the following:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Current income tax expense	$14	$27
Deferred income tax expense	165	393
Income tax expense	$179	$420

The partnership’s income tax expense decreased for the three months ended March 31, 2015 compared to the same period in the prior year primarily due to the 2014 tax expense which included a one-time charge relating to a change in New York state tax legislation.

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NOTE 15. aCCOUNTS PAYABLE AND OTHER LIABILITIES

The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Mar. 31, 2015	Dec. 31, 2014
Accounts payable and accrued liabilities	$1,562	$1,592
Other liabilities	258	161
Total accounts payable and other liabilities	$1,820	$1,753

Included in accounts payable and other liabilities are derivative liabilities with a carrying amount of $205 million at March 31, 2015 (December 31, 2014 – $161 million).

NOTE 16. eQUITY

The partnership’s capital structure is comprised of five classes of partnership units: general partnership units (“GP Units”) and LP Units, redeemable/exchangeable partnership units of the operating partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the operating partnership (“Special LP Units”), and limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”).

a)	General and limited partnership equity

GP Units entitle the holder to the right to govern the financial and operating policies of the partnership. The managing general partner of BPY is Brookfield Property Partners Limited (the “general partner”), a wholly-owned subsidiary of Brookfield Asset Management.

LP Units entitle the holder to their proportionate share of distributions and are listed and publicly traded on the NYSE and the TSX. Each LP Unit entitles the holder thereof to one vote for the purposes of any approval at a meeting of limited partners, provided that holders of the Redeemable/Exchangeable Partnership Units that are exchanged for LP Units will only be entitled to a maximum number of votes in respect of the Redeemable/Exchangeable Partnership Units equal to 49% of the total voting power of all outstanding units.

The following table presents changes to the GP Units and LP Units from the beginning of the year:

	General Partnership Units		Limited Partnership Units
(Thousands of units)	Mar. 31, 2015	Dec. 31,2014	Mar. 31, 2015	Dec. 31,2014
Outstanding, beginning of period	139	139	254,080	102,522
Issued on March 20, April 1, and June 9 2014 for the acquisition of incremental BPO shares	―	―	―	124,637
Exchange LP Units exchanged	―	―	1,705	27,011
Distribution Reinvestment Program	―	―	52	133
Repurchases of LP Units	―	―	―	(223)
Outstanding, end of period	139	139	255,837	254,080

b)	Units of the operating partnership held by Brookfield Asset Management

Redeemable/Exchangeable Partnership Units

The Redeemable/Exchangeable Partnership Units are non-voting limited partnership interests in the operating partnership and have the same economic attributes in all respects as the LP Units. Beginning on April 15, 2015, the Redeemable/Exchangeable Partnership Units may, at the option of the holder, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the LP Units multiplied by the number of units to be redeemed (subject to certain adjustments). This right is subject to the partnership’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one LP Unit (subject to certain customary adjustments). If the partnership elects not to exchange the Redeemable/Exchangeable Partnership Units for LP Units, the Redeemable/Exchangeable Partnership Units are required to be redeemed for cash. The Redeemable/Exchangeable Partnership Units provide the holder the direct economic benefits and exposures to the underlying performance of the partnership and accordingly to the variability of the distributions of the operating partnership, whereas the partnership’s unitholders have indirect access to the economic benefits and exposures of the operating partnership through direct ownership interest in the partnership which owns a direct interest in the managing general partner units of the operating partnership.

There were 432,649,105 Redeemable/Exchangeable Partnership Units outstanding at March 31, 2015 and December 31, 2014.

Special limited partnership units

Brookfield Property Special L.P. (“Special L.P.”) is entitled to receive equity enhancement distributions and incentive distributions from the operating partnership as a result of its ownership of the Special LP Units.

There were 4,759,997 Special LP Units outstanding at March 31, 2015 and December 31, 2014.

c)	Limited partnership units of Brookfield Office Properties Exchange LP

Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, subject to their terms and applicable law, for LP Units. An Exchange LP Unit provides a holder thereof with economic terms that are substantially equivalent to those of a LP Unit. Subject to certain conditions and applicable law, Exchange LP will have the right, commencing on the seventh anniversary of June 9, 2014 to redeem all of the then outstanding Exchange LP Units at a price equal to the 20-day volume-weighted average trading price of an LP Unit plus all declared, payable, and unpaid distributions on such units.

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The following table presents changes to the Exchange LP Units from the beginning of the year:

	Limited Partnership Units of Brookfield Office Properties Exchange LP
(Millions of units)	Mar. 31, 2015	Dec. 31, 2014
Outstanding, beginning of period	21,115	―
Issued on March 20, April 1, and June 9, 2014 for the acquisition of incremental BPO shares	―	48,126
Exchange LP Units exchanged(1)	(1,705)	(27,011)
Outstanding, end of period	19,410	21,115
(1)	Exchange LP Units issued for the acquisition of incremental BPO shares that have been exchanged are held by an indirect subsidiary of the partnership.

d)	Distributions

Distributions made to each class of partnership units, including units of subsidiaries that are exchangeable into LP Units, are as follows:

		Three months ended Mar. 31,
(US$ Millions, except per unit information)		2015		2014
General partner	$	―	$	―
Limited partners		68		26
Holders of:
Redeemable/exchangeable partnership units		115		108
Special limited partnership units		1		1
Limited partnership units of Exchange LP		5		―
Total distributions		189		135
Per unit(1)		$0.265		$0.250
(1)	Per unit outstanding on the record date for each.

e)	Earnings per unit

The partnership’s net income per LP Unit and weighted average number of LP Units outstanding are calculated as follows:

	Three months ended Mar. 31,
(in Millions)	2015	2014
Net income attributable to limited partners	$298	$77
Income reallocation related to mandatorily convertible preferred shares	48	―
Net income attributable to limited partners – basic	346	77
Dilutive effect of conversion of preferred shares – corporate	28	―
Net income attributable to limited partners – diluted	$374	$77

Weighted average number of LP Units outstanding	255.2	114.5
Mandatorily convertible preferred shares	70.0	—
Weighted average number of LP Units outstanding – basic	325.2	114.5
Dilutive effect of conversion of preferred shares – corporate	40.1	―
Weighted average number of LP Units outstanding - diluted	365.3	114.5

NOTE 17. NON-CONTROLLING INTERESTS

Non-controlling interests consists of the following:

(US$ Millions)	Mar. 31, 2015	Dec. 31, 2014
Redeemable/exchangeable and special limited partnership units	$13,336	$13,147
Limited partnership units of Exchange L.P.	441	470
Interest of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Asset Management	25	25
Preferred equity of subsidiaries	1,633	1,649
Non-controlling interests in subsidiaries and properties	6,214	6,417
Total interests of others in operating subsidiaries and properties	7,872	8,091
Total non-controlling interests	$21,649	$21,708

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Non-controlling interests in subsidiaries and properties consist of the following:

		Proportion of economic interests held by non-controlling interests
(US$ Millions)	Principal Place of Business	Mar. 31, 2015	Dec. 31, 2014	Mar. 31, 2015	Dec. 31, 2014
Brookfield Office Properties Inc.(1)	Canada	―	―	$2,660	$2,790
Brookfield Brazil Retail Fundo de Investimento em Participaçoes	Brazil	65%	65%	623	763
IDI Realty, LLC	U.S.	72%	72%	811	829
BSREP Europe Holdings L.P.	Cayman Islands	66%	69%	335	382
BREF ONE, LLC	U.S.	67%	67%	453	457
Capital Automotive LP	U.S.	74%	74%	1,016	763
BSREP India Office Holdings Pte. Ltd.	Singapore	67%	81%	240	441
BSREP CXTD Holdings L.P.	Cayman Islands	69%	69%	421	427
BSREP UA Holdings LLC	U.S.	70%	70%	255	233
Other	Various	18%-87%	18%-87%	1,058	1,006
Total				$7,872	$8,091
(1)	Includes non-controlling interests in BPO subsidiaries which vary from 1.0%-49.0%.

NOTE 18. COMMERCIAL PROPERTY REVENUE

The components of commercial property revenue are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Base rent	$714	$642
Straight-line rent	30	25
Lease termination	3	4
Other	63	52
Total commercial property revenue	$810	$723

NOTE 19. INVESTMENT AND OTHER REVENUE

The components of investment and other revenue are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Fee revenue	$5	$7
Dividend income	32	3
Interest income	17	25
Participating loan interests	11	14
Other	4	8
Total investment and other revenue	$69	$57

NOTE 20. DIRECT COMMERCIAL PROPERTY EXPENSE

The components of direct commercial property expense are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Employee compensation and benefits	$25	$37
Property maintenance	175	154
Real estate taxes	104	95
Ground rents	9	9
Other	14	19
Total direct commercial property expense	$327	$314

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NOTE 21. DIRECT HOSPITALITY EXPENSE

The components of direct hospitality expense are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Employee compensation and benefits	$69	$76
Marketing and advertising	14	14
Cost of food, beverage, and retail goods sold	29	18
Maintenance and utilities	18	22
Other	76	83
Total direct hospitality expense	$206	$213

NOTE 22. depreciation and amortization

The components of depreciation and amortization expense are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Depreciation and amortization of real estate assets	$31	$29
Depreciation and amortization of non-real estate assets	5	10
Total depreciation and amortization	$36	$39

NOTE 23. administration and other expense

The components of administration and other expense are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Employee compensation and benefits	$41	$26
Management fees	39	18
Other	30	40
Total administration and other expense	$110	$84

NOTE 24. fair value gains, net

The components of fair value gains, net, are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Investment properties	$646	$370
Financial instruments and other	182	198
Total fair value gains, net	$828	$568

NOTE 25. UNIT-based compensation

On February 3, 2015, the BPY Unit Option Plan (“BPY Plan”) was amended and restated by the board of directors, the general partner of BPY, and approved by unitholders on March 26, 2015. The BPY Plan originally provided for a cash payment on the exercise of an option equal to the amount by which the fair market value of a BPY Unit on the date of exercise exceeds the exercise price of the option. The amended BPY Plan allows for the settlement of the in-the-money amount of an option upon exercise in BPY Units for certain qualifying employees whose location of employment is outside of Australia and Canada. This amendment applies to all options granted under the BPY Unit Option Plan, including those options currently outstanding. Consequently, as a result of this amendment, options granted to employees whose location of employment is outside of Australia and Canada under the amended and restated BPY Plan are accounted for as an equity-based compensation agreement.

During the three months ended March 31, 2015, the partnership incurred $10 million (March 31, 2014 - $2 million) of expense in connection with its unit-based compensation plans.

a)	BPY Unit Option Plan

Awards under the BPY Unit Option Plan (“BPY Awards”) generally vest 20% per year over a period of five years and expire 10 years after the grant date, with the exercise price set at the time such options were granted and generally equal to the market price of an LP Unit on the NYSE on the last trading day preceding the grant date. Upon exercise of a vested BPY Award, the participant is entitled to receive BPY Units or a cash payment equal to the amount by which the fair market value of an LP Unit at the date of exercise exceeds the exercise price of the BPY Award. Subject to a separate adjustment arising from forfeitures, the estimated expense is revalued every reporting period using the Black-Scholes model as a result of the cash settlement provisions of the plan for employees whose location of employment is Australia or Canada. In terms of measuring expected life of the BPY Awards with various term lengths and vesting periods, BPY will segregate each set of similar BPY Awards and, if different, exercise price, into subgroups and apply a weighted average within each group.

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The partnership estimated the fair value of BPY Awards granted during the period using the Black-Scholes valuation model, with inputs to the model and resulting weighted average fair value per option as follows:

	Unit	Mar. 31, 2015
Exercise price	US$	25.18
Average term to exercise	In Years	7.50
Unit price volatility	%	30
Liquidity discount	%	25
Weighted average of expected annual dividend yield	%	6.50
Risk-free rate	%	1.87
Weighted average fair value per option	US$	3.46

i.	Equity-settled BPY Awards

The change in the number of options outstanding under the equity-settled BPY Awards for the three months ended March 31, 2015 is as follows:

	Three months ended Mar. 31, 2015
	Number of options	Weighted average exercise price
Outstanding, beginning of period	―	$	―
Granted	2,542,340		25.18
Reclassified(1)	15,726,834		19.76
Outstanding, end of period	18,269,174		$20.52
(1)	Relates to the reclassification of options for employees outside of Canada and Australia whose options are equity-settled subsequent to the amendment of the BPY Option Plan.

The following table sets out details of options issued and outstanding at March 31, 2015 under the equity-settled BPY Awards by expiry date:

	Mar. 31, 2015
Expiry date	Number of options	Weighted average exercise price
2015	200,200	$19.37
2020	385,600	13.07
2021	431,900	17.44
2022	1,562,100	18.25
2023	1,278,980	16.80
2024	11,868,054	20.59
2025	2,542,340	25.18
Total	18,269,174	$20.52

ii.	Cash-settled BPY Awards

The change in the number of options outstanding under the cash-settled BPY Awards for the three months ended March 31, 2015 is as follows:

	Three months ended Mar. 31, 2015
	Number of options	Weighted average exercise price
Outstanding, beginning of period	21,946,145	$19.75
Granted	775,215	25.18
Exercised	(82,800)	17.24
Reclassified(1)	(15,726,834)	19.76
Outstanding, end of period	6,911,726	$20.37
(1)	Relates to the reclassification of options for employees outside of Canada and Australia whose options are equity-settled subsequent to the amendment of the BPY Option Plan.

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The following table sets out details of options issued and outstanding at March 31, 2015 under the cash-settled BPY Awards by expiry date:

	Mar. 31, 2015
Expiry date	Number of options	Weighted average exercise price
2015	―	$	―
2020	78,000		13.07
2021	226,800		17.44
2022	581,200		18.07
2023	606,400		16.80
2024	4,644,111		20.59
2025	775,215		25.18
Total	6,911,726		$20.37

b)	Restricted BPY LP Unit Plan

The Restricted BPY LP Unit Plan provides for awards to participants of LP Units purchased on the NYSE (“Restricted Units”). Under the Restricted BPY LP Unit Plan, units awarded generally vest over a period of five years, except as otherwise determined or for Restricted Units awarded in lieu of a cash bonus as elected by the participant, which may vest immediately. The estimated total compensation cost measured at grant date is evenly recognized over the vesting period of five years.

As of March 31, 2015, the total number of Restricted Units granted was 486,962 (December 31, 2014 – 485,698) with a weighted average exercise price of $20.86 (December 31, 2014 - $20.81).

c)	Restricted BPY LP Unit Plan (Canada)

The Restricted BPY LP Unit Plan (Canada) is substantially similar to the Restricted BPY LP Unit Plan described above, except that it is for Canadian employees, there is a five year hold period, and purchases of units are made on the TSX instead of the NYSE.

As of March 31, 2015, the total number of Canadian Restricted Units granted was 19,410 (December 31, 2014 – 19,410) with a weighted average exercise price of C$22.14 (December 31, 2014 - C$22.14).

d)	Deferred Share Unit Plan

In addition to the above, BPO has a deferred share unit plan. At March 31, 2015, BPO has 1,437,073 deferred share units (December 31, 2014 – 1,421,139) outstanding and vested.

NOTE 26. other comprehensive (LOSS) income

Other comprehensive (loss) income consists of the following:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Items that may be reclassified to net income:
Foreign currency translation
Net unrealized foreign currency translation (losses) gains in respect of foreign operations	$(823)	$58
(Losses) gains on hedges of net investments in foreign operations, net of income taxes for the three months ended March 31, 2015 and 2014 of ($32) million and $13 million, respectively (1)	330	(23)
	(493)	35
Cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income taxes for the three months ended March 31, 2015 and 2014 of $15 million and $15 million, respectively	(46)	(45)
	(46)	(45)
Available-for-sale securities
Net change in unrealized gains (losses) on available-for-sale securities, net of income taxes	1	(1)
	1	(1)
Equity accounted investments
Share of unrealized foreign currency translation gains in respect of foreign operations	2	―
	2	―
Total other comprehensive (loss) income	$(536)	$(11)
(1)	Unrealized gains (losses) on a number of hedges of net investments in foreign operations are with a related party.

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NOTE 27. OBLIGATIONS guarantees, contingencies and other

In the normal course of operations, the partnership and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

Certain of the partnership’s operating subsidiaries have also agreed to indemnify their directors and certain of their officers and employees. The nature of substantially all of the indemnification undertakings prevent the partnership from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the partnership nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

The partnership and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise.

At March 31, 2015, the partnership has commitments totaling approximately $1,201 million for the development of Manhattan West in Midtown New York, approximately C$423 million for the development of Bay Adelaide East in Toronto and Brookfield Place East Tower in Calgary, approximately A$154 million for the development of Brookfield Place Perth Tower 2 and approximately £375 million for the development of London Wall Place and Principal Place Commercial in London.

During 2013, Brookfield Asset Management announced the final close on the $4.4 billion Brookfield Strategic Real Estate Partners fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund. As of March 31, 2015, there remained approximately $220 million of uncontributed capital commitments.

The partnership maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The partnership maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not fully or proportionately consolidated in these condensed consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these condensed consolidated financial statements.

NOTE 28. financial instruments

a)	Derivatives and hedging activities

The partnership and its operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership and its operating entities use the following derivative instruments to manage these risks:

•	foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, and Euro, denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;
•	interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt; and
•	interest rate caps to hedge interest rate risk on certain variable rate debt.

The partnership also designates Canadian Dollar financial liabilities of certain of its operating entities as hedges of its net investments in its Canadian operations.

Interest Rate Hedging

The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of March 31, 2015 and December 31, 2014:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Mar. 31, 2015	Interest rate caps of US$ LIBOR debt	$3,167	2.5% - 5.8%	May 2015 - Oct. 2018	$1
	Interest rate swaps of US$ LIBOR debt	357	0.6% - 2.2%	Dec. 2015 - Nov. 2020	(10)
	Interest rate cap of £ LIBOR debt	204	3.0%	Dec. 2016	―
	Interest rate swaps of £ LIBOR debt	194	1.1%	Sep. 2017	(1)
	Interest rate swaps of A$ BBSW/BBSY debt	510	3.5% - 5.9%	Jan. 2016 - Jul. 2017	(23)
	Interest rate swaps of € EURIBOR debt	150	0.3% - 1.4%	Oct. 2017 - Feb. 2021	(3)
	Forecast fixed rate debt interest rate swaps	1,995	2.3% - 5.1%	May 2025 - Jun. 2029	(323)
Dec. 31, 2014	Interest rate caps of US$ LIBOR debt	$3,174	2.5% - 5.8%	Jan. 2015 - Oct. 2018	$1
	Interest rate swaps of US$ LIBOR debt	483	0.6% - 2.2%	Dec. 2015 - Nov. 2020	(7)
	Interest rate swaps of £ LIBOR debt	204	1.1%	Sep. 2017	(1)
	Interest rate swaps of A$ BBSW/BBSY debt	548	3.5% - 5.9%	Jan. 2016 - Jul. 2017	(26)
	Interest rate swaps of € EURIBOR debt	150	0.3% - 1.4%	Oct. 2017 - Feb. 2021	(3)
	Forecast fixed rate debt interest rate swaps	1,995	2.3% - 5.1%	May 2025 - Jun. 2029	(262)

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For the three months ended March 31, 2015 and 2014, the amount of hedge ineffectiveness recorded in interest expense in connection with the partnership’s interest rate hedging activities was not significant.

Foreign Currency Hedging

The partnership has derivatives designated as net investment hedges of its investments in foreign subsidiaries. As of March 31, 2015, the partnership had hedged a notional amount of £1,470 million (December 31, 2014 – £1,170 million) at rates between £0.64/$ and £0.68/$ using foreign currency forward contracts maturing between April 2015 and April 2016. In addition, as of March 31, 2015, the partnership had hedged a notional amount of €353 million (December 31, 2014 – €353 million) at rates between €0.80/$ and €0.95/$ using foreign currency forward contracts maturing between July 2015 and September 2016. The partnership had also hedged, as of March 31, 2015, a notional amount of A$1,001 million (December 31, 2014 – A$1,750 million) at rates between A$1.24/$ and A$1.33/$ maturing between April 2015 and March 2016.

The partnership has designated foreign currency forwards and zero cost collars as net investment hedges. The Australian Dollar hedges mature in December 2015, March 2016 and April 2016 and fix the exchange rate on a notional A$975 million between A$1.22/$ and A$1.47/$. The British Pound hedges mature in January 2016 and April 2016 and fix the exchange rate on a notional £920 million between £0.65/$ and £0.71/$. In connection with these hedges, ($11) million relating to the time value component of their valuation has been recorded in fair value gains, net on the condensed consolidated income statement for the three months ended March 31, 2015 (March 31, 2014 - nil).

The fair value of the partnership’s outstanding foreign currency forwards designated as net investment hedges as of March 31, 2015 is a gain of $61 million (December 31, 2014 – gain of $93 million).

In addition, as of March 31, 2015, the partnership had designated C$750 million (December 31, 2014 – C$900 million) of Canadian Dollar financial liabilities as hedges against the partnership’s net investment in Canadian operations.

Other Derivatives

The following table presents details of the partnership’s other derivatives that have been entered into to manage financial risks as of March 31, 2015 and December 31, 2014:

(US$ millions)	Derivative type	Notional	Maturity dates	Rates		Fair value (gain)/loss	Classification of gain/loss
Mar. 31, 2015	Interest rate caps	$382	Mar. 2016	3.65%	$	―	General and administrative expense
	Interest rate caps	350	Jul. 2017	3.25%		―	General and administrative expense
	Interest rate caps	51	Sep. 2015	2.81% - 3.01%		―	General and administrative expense
	Interest rate caps	13	Oct. 2015	3.00%		―	General and administrative expense
	Interest rate caps	34	Jan. 2016	3.00%		―	General and administrative expense
	Interest rate caps	75	Feb. 2016	2.94%		―	General and administrative expense
Dec. 31, 2014	Interest rate caps	$382	Mar. 2016	3.65%	$	―	General and administrative expense
	Interest rate caps	350	Jul. 2017	3.25%		―	General and administrative expense
	Interest rate caps	51	Sep. 2015	2.81% - 3.01%		―	General and administrative expense
	Interest rate caps	13	Oct. 2015	3.00%		―	General and administrative expense
	Interest rate caps	34	Jan. 2016	3.00%		―	General and administrative expense
	Interest rate caps	75	Feb. 2016	2.94%		―	General and administrative expense
	Interest rate caps	74	Mar. 2016	2.94%		―	General and administrative expense
	Interest rate caps	68	Jul. 2015	3.00%		―	General and administrative expense

The other derivatives have not been designated as hedges for accounting purposes.

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b)	Measurement and classification of financial instruments

Classification and Measurement

The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the interim condensed consolidated financial statements:

			Mar. 31, 2015		Dec. 31, 2014
(US$ Millions)	Classification	Measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Participating loan interests	Loans and receivables	Amortized cost	$589	$589	$609	$609
Loans and notes receivable	Loans and receivables	Amortized cost	315	315	326	326
Other non-current assets
Securities designated as FVTPL	FVTPL	Fair Value	673	673	1,929	1,929
Derivative assets	FVTPL	Fair Value	1,508	1,508	1,424	1,424
Securities designated as AFS	AFS	Fair Value	144	144	143	143
Accounts receivable and other
Other receivables	Loans and receivables	Amortized cost	1,382	1,382	3,125	3,125
Cash and cash equivalents	Loans and receivables	Amortized cost	1,007	1,007	1,282	1,282
Total financial assets			$5,618	$5,618	$8,838	$8,838

Financial liabilities
Debt obligations(1)	Other liabilities	Amortized cost	$27,353	$27,952	$28,171	$28,722
Capital securities	Other liabilities	Amortized cost	3,985	3,989	4,011	4,028
Other non-current liabilities
Other non-current financial liabilities	Other liabilities	Amortized cost(2)	626	626	646	646
Accounts payable and other liabilities	Other liabilities	Amortized cost(3)	1,820	1,820	1,753	1,753
Total financial liabilities			$33,784	$34,387	$34,581	$35,149
(1)	Includes debt obligations associated with assets held for sale in the amount of $1,180 million at March 31, 2015 (December 31, 2014 - $1,165 million).
(2)	Includes derivative liabilities measured at fair value of approximately $177 million and $145 million as of March 31, 2015 and December 31, 2014, respectively.
(3)	Includes derivative liabilities measured at fair value of approximately $205 million and $161 million as of March 31, 2015 and December 31, 2014, respectively.

Fair Value Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurement establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Quoted market prices (unadjusted) in active markets represent a Level 1 valuation. When quoted market prices in active markets are not available, the partnership maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3, which reflect the partnership’s market assumptions and are noted below. This hierarchy requires the use of observable market data when available.

The following table outlines financial assets and liabilities measured at fair value in the financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Mar. 31, 2015				Dec. 31, 2014
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Participating loan interests – embedded derivative	$—	$—	$57	$57	$—	$—	$43	$43
Securities designated as FVTPL	18	—	655	673	18	—	1,911	1,929
Derivative assets(1)	—	91	1,500	1,591	—	136	1,288	1,424
Securities designated as AFS	—	—	144	144	—	—	143	143
Total financial assets	$18	$91	$2,356	$2,465	$18	$136	$3,385	$3,539

Financial liabilities
Accounts payable and non-current other liabilities	$—	$382	$—	$382	$—	$306	$—	$306
Total financial liabilities	$—	$382	$—	$382	$—	$306	$—	$306

(1) Includes $84 million of derivative assets classified in other receivables and loans and notes receivable on the condensed consolidated balance sheets.

There were no transfers between levels during the three months ended March 31, 2015 and year ended December 31, 2014.

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The following table presents the change in the balance of financial assets and financial liabilities classified as Level 3 as of March 31, 2015 and December 31, 2014:

	Mar. 31, 2015			Dec. 31, 2014
(US$ Millions)	Financial Assets	Financial Liabilities		Financial Assets	Financial Liabilities
Balance, beginning of period	$3,385	$	―	$2,116	$	―
Acquisitions	―		―	526		―
Dispositions	(1,265)		―	(12)		―
Fair value gains, net and OCI	270		―	755		―
Other	(34)		―	―		―
Balance, end of period	$2,356	$	―	$3,385	$	―

NOTE 29. related parties

In the normal course of operations, the partnership enters into transactions with related parties on market terms. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is the general partner. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include the partnership’s and Brookfield Asset Management’s subsidiaries and operating entities.

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, on a quarterly basis, the partnership pays a base management fee (“base management fee”), to the service providers equal to $12.5 million per quarter ($50 million annually). The base management fee for the three months ended March 31, 2015 and 2014 was $12.5 million.

Additionally, the partnership pays a quarterly equity enhancement distribution to Special L.P., a wholly-owned subsidiary of Brookfield Asset Management, of 0.3125% of the amount by which the operating partnership’s total capitalization value at the end of each quarter exceeds its total capitalization value that immediately followed the spin-off of Brookfield Asset Management’s commercial property operations on April 15, 2013, subject to certain adjustments. For purposes of calculating the equity enhancement distribution at each quarter-end, the capitalization of the partnership is equal to the volume-weighted average of the closing prices of the partnership’s units on the NYSE (or other exchange or market where the partnership’s units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield Asset Management’s interest in the partnership into units of the partnership), plus the amount of third-party debt, net of cash, with recourse to the partnership and the operating partnership and certain holding entities held directly by the operating partnership. The equity enhancement distribution for the three months ended March 31, 2015 and 2014 was $27 million and $6 million, respectively.

In connection with the issuance of Preferred Equity Units to Qatar Investment Authority (“QIA”), Brookfield Asset Management has contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from QIA for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity.

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The following table summarizes transactions with related parties:

(US$ Millions)	Mar. 31, 2015	Dec. 31, 2014
Balances outstanding to (from) related parties:
Participating loan interests	$589	$609
Loans and notes receivable(1)	76	82
Receivables and other assets	144	143
Property-specific debt obligations	(457)	(491)
Corporate debt obligations	(504)	(570)
Other liabilities	(117)	(174)
Capital securities held by Brookfield Asset Management	(1,250)	(1,250)
Preferred shares held by Brookfield Asset Management	(25)	(25)
(1)	Includes a $76 million receivable from Brookfield Asset Management upon the earlier of the partnership's exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Transactions with related parties:
Commercial property revenue(1)	$5	$1
Participating loan interests (including fair value gains, net)	30	10
Interest expense	11	4
Interest on capital securities held by Brookfield Asset Management	21	20
Administration and other expense(2)	51	62

(1) Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.

(2)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with our private funds, and administrative services.

On February 18, 2015, Brookfield Global FM Limited Partnership (“FM Co.”) sold its interest in Brookfield Johnson Controls Australia and Brookfield Johnson Controls Canada to a subsidiary of Brookfield Asset Management. FM Co. is accounted for in accordance with the equity method as an investment in associate.

NOTE 30. Subsidiary PUBLIC ISSUERS

BOP Split was incorporated for the purpose of being an issuer of preferred shares and owning the additional investment in BPO common shares following the acquisition of the remaining common shares of BPO not previously held, directly or indirectly, by the partnership in the first and second quarters of 2014. Holders of outstanding BPO Convertible Preference Shares Series G, H, J and K, which were convertible into BPO common shares, were able to exchange their shares for BOP Split Senior Preferred Shares, subject to certain conditions. The BOP Split Senior Preferred shares are listed on the TSX and began trading on June 11, 2014. All shares issued by BOP Split are retractable by the holders at any time for cash.

The following table provides consolidated summary financial information for the partnership, BOP Split, and the Holding Entities:

(US$ Millions) For the three months ended Mar. 31, 2015	Brookfield Property Partners L.P.	Brookfield Property Split Corp.	Holding Entities(3)	Other Subsidiaries	Consolidating Adjustments(2)	Brookfield Property Partners L.P. consolidated
Revenue	$—	$—	$82	$1,149	$(82)	$1,149
Net income attributable to unitholders(1)	307	283	833	468	(1,058)	833

For the three months ended Mar. 31, 2014
Revenue	$—	$—	$74	$1,055	$(74)	$1,055
Net income attributable to unitholders(1)	75	—	372	296	(371)	372

(1) Includes net income attributable to limited partners, general partner, non-controlling interest - redeemable/exchangeable and special limited partnership units and non-controlling interest - Limited partnership units of Exchange LP.

(2) Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(3) Includes Brookfield Property L.P., Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited and BPY Bermuda Holdings II Limited.

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(US$ Millions) As of Mar. 31, 2015		Brookfield Property Partners L.P.		Brookfield Property Split Corp.	Holding Entities	Other Subsidiaries		Consolidating Adjustments	Brookfield Property Partners L.P. Consolidated
Current assets		$—		$—	$244	$2,253		$—	$2,497
Non-current assets		7,575		5,849	24,869	59,974		(38,293)	59,974
Assets held for sale		—		—	—	2,503		—	2,503
Current liabilities		—		—	220	8,017		—	8,237
Non-current liabilities		—		2,926	4,368	19,812		—	27,106
Liabilities associated with assets held for sale		—		—	—	1,239		—	1,239
Equity attributable to non-controlling interests of others in operating subsidiaries and properties		—		—	5	7,867		—	7,872
Equity attributable to unitholders(1)		7,575		2,923	20,520	27,795		(38,293)	20,520

As of Dec. 31, 2014
Current assets	$	―	$	―	$177	$4,347	$	―	$4,524
Non-current assets		7,427		5,759	22,967	58,810		(36,153)	58,810
Assets held for sale				―	―	2,241		―	2,241
Current liabilities		―		―	564	4,792		―	5,356
Non-current liabilities		―		2,894	2,369	25,436		―	30,699
Liabilities associated with assets held for sale		―		―	―	1,221		―	1,221
Equity attributable to non-controlling interests of others in operating subsidiaries and properties		―		―	5	8,086		―	8,091
Equity attributable to unitholders(1)		7,427		2,865	20,206	25,863		(36,153)	20,208

(1) Includes net income attributable to limited partners, general partner, non-controlling interest - redeemable/exchangeable and special limited partnership units and non-controlling interest - Limited partnership units of Exchange LP.

NOTE 31. SEGMENT INFORMATION

a)	Operating segments

IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assessing its performance. As of March 31, 2015, the partnership has the following seven operating segments that are independently and regularly reviewed and managed by the CODM: i) Office, ii) Retail, iii) Industrial, iv) Multifamily, v) Hotels, vi) Triple Net Lease, and vii) Corporate.

b)	Basis of measurement

The CODM measures and evaluates the performance of the partnership’s operating segments based on net operating income (“NOI”) and funds from operations (“FFO”), and net income and equity attributable to unitholders. These performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies and organizations. The partnership defines these measures as follows:

i.	NOI: revenues from properties in the partnership’s commercial and hospitality operations less direct property expenses.
ii.	FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, the partnership also includes its proportionate share of the FFO of unconsolidated partnerships and joint ventures/associates.
iii.	Net income attributable to unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.
iv.	Equity attributable to unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

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c)	Reportable segment measures

The following summaries present certain financial information regarding our operating segments for the three months ended March 31, 2015 and 2014:

(US$ Millions)	Total revenue		NOI		FFO
Three months ended Mar. 31,	2015	2014	2015	2014	2015	2014
Office	$668	$658	$337	$345	$167	$95
Retail	37	35	20	26	113	115
Industrial	33	41	26	15	2	2
Multifamily	71	44	30	23	10	3
Hotels	270	277	64	62	12	11
Triple Net Lease	70	—	70	—	8	—
Corporate	—	—	—	—	(136)	(62)
Total	$1,149	$1,055	$547	$471	$176	$164

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of March 31, 2015 and December 31, 2014:

	Total assets		Total liabilities		Total equity attributable to unitholders
(US$ Millions)	Mar. 31 , 2015	Dec. 31, 2014	Mar. 31 , 2015	Dec. 31, 2014	Mar. 31 , 2015	Dec. 31, 2014
Office	$40,169	$38,618	$18,677	$18,910	$18,014	$16,003
Retail	10,812	11,023	539	668	9,238	9,171
Industrial	2,701	2,897	1,114	1,226	441	460
Multifamily	2,864	2,870	1,732	1,807	460	417
Hotels	3,693	3,678	2,810	2,754	447	473
Triple Net Lease	4,418	4,367	3,051	3,364	351	240
Corporate	317	2,122	8,659	8,547	(8,431)	(6,556)
Total	$64,974	$65,575	$36,582	$37,276	$20,520	$20,208

The following summary presents a reconciliation of NOI and FFO to net income for the three months ended March 31, 2015 and 2014:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Commercial property revenue	$810	$723
Hospitality revenue	270	275
Direct commercial property expense	(327)	(314)
Direct hospitality expense	(206)	(213)
NOI	547	471
Investment and other revenue	69	57
Share of equity accounted income - FFO	171	142
Interest expense	(374)	(288)
Administration and other expense	(110)	(84)
Depreciation and amortization of non-real estate assets	(5)	(10)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(122)	(124)
FFO(1)	176	164
Depreciation and amortization of real estate assets	(31)	(29)
Fair value gains, net	828	568
Share of equity accounted income - non-FFO	93	86
Income tax expense	(179)	(420)
Non-controlling interests of others in operating subsidiaries and properties	(54)	3
Net income attributable to unitholders(2)	833	372
Non-controlling interests of others in operating subsidiaries and properties	176	121
Net income	$1,009	$493
(1)	FFO represents interests attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units and Special LP Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Partnership Units and Special LP Units are presented as non-controlling interests in the consolidated statements of income.
(2)	Includes net income attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units and Special LP Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Partnership Units and Special LP Units are presented as non-controlling interests in the consolidated statements of income.

NOTE 32. Subsequent eventS

On April 22, 2015, Associated Estates Realty Corporation (“Associated Estates”), a real estate investment trust focused on apartment communities, announced that its Board of Directors unanimously approved a definitive merger agreement under which affiliates of Brookfield Asset Management, including the partnership, will acquire all of the outstanding common stock of Associated Entities for $28.75 per share in cash, or approximately $2.5 billion including the assumption of debt.

On April 30, 2015, the partnership sold a 49% interest in 75 State Street in Boston for net proceeds of $136 million.

Subsequent to March 31, 2015, there was a change in tax legislation in a jurisdiction in which the partnership operates that would change the tax rate on certain taxable temporary differences from 10.8% to 15.9% beginning in the second quarter of 2015.

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